Mail Stop 4561

December 2, 2005

David C. Mancuso
President
Lake Shore Bancorp, Inc.
125 East Fourth Street
Dunkirk, New York 14048

Re: Lake Shore Bancorp, Inc.
   Form S-1, filed November 4, 2005
   File Number 333-129439

Dear Mr. Mancuso:

We have reviewed your Form S-1 and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information we may have additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

The Lake Shore Charitable Foundation, page 6

1.	Please quantify your "long-standing commitment" to your local communities or otherwise support this statement.

2. Describe the expected dollar amount and type of distributions you plan to make from the foundation and disclose whether you plan to make further contributions to the foundation in the future.

Description of the Reorganization, page 7

3. The organizational diagrams on page 7 do not seem to print out on the EDGAR system. Please be sure that they are available to EDGAR system users.

How we determined the offering range…, page 9

4. Please better describe the peer group referenced in the third paragraph on page 10. In particular, if correct, explain that all of these companies are currently in the same form of public ownership as Lake Shore will be after the offering. While we note your reference to mutual holding company status the significance of this may not be clear to your readers.

How We Intend to Use the Proceeds…, page 21

5. We note the difficult economic environment in which your company operates. If it may take a significant amount of time for you to apply the offering proceeds to your best advantage, for example, as a result of limited borrower demand, this situation and its consequences need to be carefully discussed in the filing. Consider the need for related disclosure both here, as a possible risk factor and in your MD&A liquidity section.

We have Opened New Branches…, page 23

6. Please revise this heading to state the risk involved.

Our Loan Portfolio Includes Loans with…, page 23

7. Indicate any specific problem in this risk area with which you are aware or state that you do not know of any. Be sure that this same principal is also applied to each of your other risk factors. For example, at Low Demand for Real Estate Loans…, page 24, specifically reflect the situation described in the MD&A section where you compare 2004 and 2003 results. You say there that "lending opportunities" have decreased. Provide quantification where available.

A Breach of Information Security Could…, page 24

8.   A number of your risk factors, such as this one, do not seem to represent the type of unusual risk described in Item 503(c) of regulation S-K. Either explain how these risks are specific to your company or consider deleting them so that the reader can focus on the most important risks. Note, for example, the first risk factor on page 25, the first two on page 26, the first on page 27 and the first, third and last on page 28.

Market area, page 52

9.   Here and in the summary please better describe the economics of your operating area for a reader who is not familiar with it. We note in particular the information beginning at Market Area Demographics, page 2.1, of the valuation report which needs to be reflected in the prospectus. Consider providing population and income figures for your market area and compare them to comparable state and national figures.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Off-Balance Sheet Arrangements, page 59

10.   Please revise your section regarding off-balance sheet arrangements to include discussion of the commitments to grant loans and unfunded commitments under lines of credit. Refer to Regulation S-K Item 303(4).

Business of Lake Shore Savings Bank
Allowance for Loan Losses, page 76

11.   Please revise your discussion of the allowance to clearly describe the details of your methodology for determining the allowance. The description of your methodology should be presented to clearly explain your determination of each element (i.e. specific, general, unallocated) of the allowance, including, but not limited to the following:

- a full description of each element of the allowance;
- which loans were evaluated specifically versus as a group;
- how you determine the loss factors applied to graded loans in order to develop a general allowance; and
- risk factors considered in establishing each element of the allowance.

12.   Please also disclose the specific facts and circumstances that result in such a significant portion of your allowance being attributable to the unallocated component. Your discussion should address how the unallocated portion of your allowance is consistent with considerations such as your historical charge-offs and delinquency statistics. Please also carefully review the relevant instructions related to this presentation in Item IV.B of Guide III.

Borrowings, page 83

13.   Please revise include the disclosures prescribed by Item VII of Guide III for each of the last three fiscal years, and also revise Note 8 to the financial statements as necessary. Refer to Guide 3 general instruction (a).

Tax Aspects, page 126

14.   In the third paragraph on page 127 and in exhibit 8.1 please delete the reference to "certain" tax consequences. Clarify that the opinion addresses all of the material federal income tax consequences.

Financial Statements for the Six Months Ended June 30, 2005 and for the Years Ended December 31, 2004 and 2005

Financial Statement Footnotes, page F-8

15.   Please include a footnote detailing the current employment contractual arrangements you refer to on page 102.

Note 3 – Investment Securities, page F-16

16.   Please revise your disclosure regarding impairments of available-for-sale securities to include a discussion of management's intended period for holding securities in an unrealized loss position. Please also address the credit risk factors considered in your determination that the unrealized losses are not other-than-temporary in your response letter and revised amendment, as applicable. To the extent relevant and material, please discuss the types of issuers for this group and categorization of securities and how this contributed to your other-than-temporary determination and your intended period for holding securities with an unrealized loss position.

Note 4 – Loans Receivable, page F-18

17.   We note your determination that no valuation allowance should be recorded for impaired
        loans. Please revise your footnote textual portion to fully explain why no valuation
        allowance was necessary for impaired loans considering the guidance provided by FAS
        114 and FAS 118, or revise the disclosures as necessary. Please also consider the need to
        revise other ancillary relevant portions of the document depending on how you revise
        your next amendment and respond to this comment.

18.   Please also revise your footnotes to include all disclosures regarding impaired loans
        required by paragraph 20 of FAS 114, as amended by FAS 118.

Note 9 – Lease Obligations, page F-23

19.   Please revise to include the accumulated amortization on capital leases for all reported
        periods.

Exhibits 5.1 and 8.1

20.   Prior to effectiveness you will need to file opinions, rather than forms of opinion.

General Accounting Comments

21.   Please note the updating requirements of Item 3-12 of Regulation S-X.

22.   Please file updated consents for all audited financial statements included in your next
        filing.

* * * * *

Closing Comments

        As appropriate, please amend your registration statement in response to these comments.
You may wish to provide us with marked copies of the amendment to expedite our review.
Please furnish a cover letter with your amendment that keys your responses to our comments and
provides any requested supplemental information. Detailed cover letters greatly facilitate our
review. Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Direct any questions on accounting matters to Amanda Roberts at 202-551-3417, or to John Nolan, Accounting Branch Chief, at 202-551- 3492. Please direct any other questions to David Lyon at 202-551-3421, or to me at 202-551- 3491.

Sincerely,

Todd K. Schiffman
Assistant Director

By fax: V. Gerard Comizio
         Fax number 202-626-1930